                                                                    EXHIBIT 99.1

                          Odessa Regional Hospital, LP

                              Financial Statements

                                    CONTENTS

Condensed Balance Sheets at December 31, 2001 (unaudited) and September 30, 2001......................................2
Condensed Statement of Operations for the Three Months Ended December 31, 2001
(unaudited)...........................................................................................................3
Condensed Statement of Cash Flows for the Three Months Ended December 31, 2001
(unaudited)...........................................................................................................4
Notes to Unaudited Condensed Financial Statements.....................................................................5

                          Odessa Regional Hospital, LP

                            Condensed Balance Sheets
                                 (in thousands)

                                                               (UNAUDITED)
                                                               DECEMBER 31,  SEPTEMBER 30,
                                                                  2001           2001
                                                               ---------------------------
ASSETS
Current assets:
   Accounts receivable, net of allowance for doubtful
      accounts of $1,685 and $1,717 respectively                 $ 8,385        $ 8,614
   Due from affiliate                                              1,613          2,993
   Inventories                                                     1,157          1,109
   Prepaid expenses and other current assets                         676            466
                                                                 ----------------------
Total current assets                                              11,831         13,182

Property and equipment, net                                       18,188         15,430
Goodwill, net                                                     28,827         28,827
                                                                 ----------------------
Total assets                                                     $58,846        $57,439
                                                                 ======================

Liabilities and Partners' Capital
Current liabilities:
   Accounts payable                                              $ 2,366        $ 2,410
   Salaries and benefits payable                                     885            708
   Other accrued liabilities                                          21            219
                                                                 ----------------------
Total current liabilities                                          3,272          3,337

Debt allocated from IASIS                                         33,375         33,473
                                                                 ----------------------

Total liabilities                                                 36,647         36,810

Partners' capital                                                 22,199         20,629

                                                                 ----------------------
Total liabilities and Partners' capital                          $58,846        $57,439
                                                                 ======================

See accompanying notes.

                          Odessa Regional Hospital, LP

                  Condensed Statement of Operations (unaudited)
                                 (in thousands)

                                       THREE MONTHS ENDED
                                          DECEMBER 31,
                                             2001
                                       ------------------
Net revenue                                 $10,935

Costs and expenses:
   Salaries and benefits                      3,774
   Supplies                                   1,097
   Other operating expenses                   1,901
   Provision for bad debts                      946
   Interest, net                              1,087
   Depreciation and amortization                346
   Management fees                              214
                                            -------
Total costs and expenses                      9,365
                                            -------

Net earnings                                $ 1,570
                                            =======

See accompanying notes.

                          Odessa Regional Hospital, LP

                  Condensed Statement of Cash Flows (unaudited)
                                 (in thousands)

                                                                 THREE MONTHS ENDED
                                                                    DECEMBER 31,
                                                                        2001
                                                                 ------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                          $  1,570
Adjustments to reconcile net earnings to net cash provided
    by operating activities:
      Depreciation and amortization                                        346
      Changes in operating assets and liabilities:
           Accounts receivable                                             229
           Inventories, prepaid expenses and other current
               assets                                                     (256)
           Accounts payable, salaries and benefits payable
               and other accrued liabilities                               (65)
                                                                      --------
Net cash provided by operating activities                                1,824

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment                                      (3,105)
                                                                      --------
Net cash used in investing activities                                   (3,105)

CASH FLOWS FROM FINANCING ACTIVITIES
Change in due to/from affiliate, net                                     1,363
Distribution to physician partners                                         (82)
                                                                      --------
Net cash provided by financing activities                                1,281
                                                                      --------

Change in cash                                                              --
Cash at beginning of period                                                 --
                                                                      --------
Cash at end of period                                                 $     --
                                                                      ========

See accompanying notes.

                         Odessa Regional Hospital, L.P.
                Notes to Unaudited Condensed Financial Statements

1. ORGANIZATION

         Odessa Regional Hospital, LP, a Delaware limited partnership (the "Partnership"), was formed on September 24, 1999 to own and operate Odessa Regional Hospital (the "Hospital") in Odessa, Texas. The Partnership's general partner is IASIS Healthcare Holdings, Inc. ("General Partner") and the limited partners consist of IASIS Healthcare Corporation ("IASIS") and other third party investors. The General Partner is an indirect wholly-owned subsidiary of IASIS. IASIS is a for-profit hospital management company that owns and operates 14 general, acute care hospitals in four states. IASIS also owns a Medicaid managed health plan in Arizona. The Hospital is a 121-bed acute care hospital that provides inpatient, outpatient and emergency care services to residents in the Odessa-Midland region of Texas.

         The unaudited condensed financial statements include the accounts of the Partnership and have been prepared in accordance with accounting principles generally accepted in the United States for interim financial reporting and in accordance with Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements. The balance sheet at September 30, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. For further information, refer to the financial statements and footnotes thereto included as Exhibit 99.1 to IASIS' Annual Report on Form 10-K for the fiscal year ended September 30, 2001.

         In the opinion of management, the accompanying unaudited condensed financial statements contain all material adjustments (consisting of normal recurring items) necessary for a fair presentation of results for the interim periods presented. The results of operations for any interim period are not necessarily indicative of results for the full year.

         The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying unaudited condensed financial statements and notes. Actual results could differ from those estimates.

                         Odessa Regional Hospital, L.P.
                Notes to Unaudited Condensed Financial Statements
                                   (Continued)

2. DEBT ALLOCATED FROM IASIS

         In conjunction with the acquisition of the Hospital, the Partnership entered into a promissory note (the "Original Note") with IASIS in the amount of $31,387,041. The Original Note bore interest at 13% per annum with interest only due and payable on October 1, 2000 and each subsequent year thereafter until October 1, 2004, at which time the entire outstanding principal balance, together with all accrued and unpaid interest, was immediately due and payable in full. Effective February 1, 2001, the Partnership entered into a new promissory note (the "New Note") with IASIS in the amount of $33,761,000. The New Note replaces the Original Note and bears interest at 13% per annum, with monthly principal and interest payments of $395,060 required through January 31, 2006, at which time the entire outstanding principal balance, together with all accrued and unpaid interest, is immediately due and payable in full.

3. GOODWILL

         The Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, effective October 1, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to impairment tests on an annual basis, or more frequently if certain indicators arise. Other intangible assets will continue to be amortized over their useful lives. The Partnership is required to complete its transitional impairment test of existing goodwill by March 31, 2002. As of the date hereof, the Partnership has not completed its impairment testing of goodwill, but does not expect any impairment loss as a result of such tests. At December 31, 2001 and September 30, 2001, the Partnership's goodwill balance was $28.8 million, net of accumulated amortization of $1.7 million. Application of the nonamortization provisions of SFAS No. 142 is expected to result in an increase to pre-tax net earnings of approximately $872,000 per year.

4. CONTINGENCIES

NET REVENUE

         The calculation of appropriate payments from the Medicare and Medicaid programs as well as terms governing agreements with other third party payors are complex and subject to interpretation. Final determination of amounts earned under the Medicare and Medicaid programs often occurs subsequent to the year in which services are rendered because of audits by the programs, rights of appeal and the application of numerous technical provisions. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near term. In the opinion of management, adequate provision has been made for adjustments that may result from such routine audits and appeals. The Partnership believes it is in material compliance with all applicable laws and regulations and is not

                         Odessa Regional Hospital, L.P.
                Notes to Unaudited Condensed Financial Statements
                                   (Continued)

aware of any pending or threatened investigations involving allegations of potential wrongdoing that would have a material effect on its financial statements. Compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

PLEDGE OF ASSETS AND EQUITY INTERESTS

         The Partnership's assets and equity interests are pledged as a full and unconditional guarantee of certain debt of IASIS, which totaled approximately $608.9 million at December 31, 2001.

PROFESSIONAL, GENERAL AND WORKERS COMPENSATION LIABILITY RISKS

         The Partnership is subject to claims and legal actions arising in the ordinary course of business, including claims relating to patient treatment and personal injuries. To cover these types of claims, IASIS, on behalf of the Partnership, maintains general and professional liability insurance in excess of self-insured retentions through a commercial insurance carrier in amounts that IASIS believes to be sufficient for the Partnership, although, potentially, some claims may exceed the scope of coverage in effect. Plaintiffs may request punitive or other damages that may not be covered by insurance. The cost of general and professional liability coverage, including the self-insured retention exposure, is allocated by IASIS to the Partnership based upon adjusted patient days. IASIS maintains reserves for general and professional liabilities, accordingly, no reserve for liability risks is recorded on the accompanying balance sheets.

         The Partnership is subject to claims and legal actions in the ordinary course of business relative to workers compensation and other labor and employment matters. To cover these types of claims, IASIS, on behalf of the Partnership, maintains workers compensation insurance coverage with a self-insured retention. IASIS accrues costs of workers compensation claims based upon estimates derived from its claims experience. The cost of workers' compensation coverage, including the self-insured retention exposure, is allocated by IASIS to the Partnership based upon adjusted patient days. IASIS maintains reserves for workers' compensation. Accordingly, no reserve for liability risks is recorded on the accompanying balance sheets.

         The Partnership is currently not a party to any such proceedings with regard to general and professional liability or workers' compensation matters that, in the Partnership's opinion, would have a material adverse effect on the Partnership's business, financial condition or results of operations.

INCOME TAXES

         No provision for income taxes has been reflected in the accompanying financial statements because the tax effect of the Partnership's activities accrues to the individual

                         Odessa Regional Hospital, L.P.
                Notes to Unaudited Condensed Financial Statements
                                   (Continued)

partners. The Partnership's tax returns and the amounts of distributable Partnership income or loss are subject to examination by the federal and state taxing authorities. In the event of an examination of the Partnership's tax return, the tax liability of the partners could be changed if any adjustment to the Partnership taxable income or loss is ultimately sustained by the taxing authorities.